21.1 Subsidiaries of the Registrant

The Terra Nova Financial Group, Inc., formerly known as Rush Financial Technologies Inc., Subsidiaries are as follows:

Name of Subsidiary	State Registered
Terra Nova Financial, LLC	Illinois limited liability company
Market Wise Securities, LLC	Delaware limited liability company
Market Wise Stock Trading School, LLC	Colorado limited liability company
RushTrade Securities, Inc.	Delaware corporation
RushGroup Technologies, Inc.	Texas corporation
Rushmore Securities Corporation	Texas corporation
RushTrade.com, Inc	Texas corporation
LostView Development Corporation	Texas corporation

The Parent Company, Terra Nova Financial Group, Inc., is a Texas corporation